EXHIBIT 99.2
------------




AT THE TRUST:    AT THE FINANCIAL RELATIONS BOARD:
Karen Dickelman  Tony Ebersole    Laura Kuhlmann   Georganne Palffy
Director -       General Info.    Media Inquiries  Analyst Inquiries
Investor         312 640-6728     312 640-6727     312 640-6768
Relations
312 683-3671



FOR IMMEDIATE RELEASE
WEDNESDAY, FEBRUARY 17, 1999



    BANYAN STRATEGIC REALTY TRUST REPORTS $0.205 FFO PER SHARE FOR
          FOURTH QUARTER:  1998 FFO PER SHARE UP 44% TO $0.75



BANYAN STRATEGIC REALTY TRUST HIGHLIGHTS*

 .    Fourth Quarter FFO of $0.205 per share, up 40 percent from a year ago; full year FFO per share of $0.75, up 44 percent

 .    1998 Revenues of $39.4 million, an increase of 37 percent from a year ago

 .    Full year EBITDA of $21.4 million, up 53 percent from previous year

 .    1998 portfolio growth of 29 percent to 3.7 million square feet

 .    Average occupancy of portfolio of 90 percent at December 31, 1998

 .    Quarterly cash distribution of $0.12 per share declared.  Total distributions up 20 percent for the full year.


 * Per share data presented on diluted basis.

CHICAGO, FEBRUARY 17, 1999 -- BANYAN STRATEGIC REALTY TRUST (NASDAQ: BSRTS) a real estate investment trust, today announced fourth quarter 1998 funds from operations (FFO) of $2.8 million, or $0.205 per share, a more than 40 percent increase in total FFO from last year's fourth quarter. For the full year 1998, total FFO increased 44 percent from the previous year to $10.4 million, or $0.75 per share. The company's improved fourth quarter and year-end results were driven by its portfolio growth during 1998, along with continued internal growth and the strong demand throughout the markets its serves by its office and flex/industrial properties.

During 1998, Banyan acquired a total of 10 office and/or flex/industrial properties, bringing the total amount invested in new acquisitions in 1998 to approximately $60 million, or 834,600 net rentable square feet, a 29 percent increase in square footage from year-end 1997. Weighted average occupancy rates at the Trust's 32 properties as of December 31, 1998 was approximately 90 percent.





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CONSOLIDATED FINANCIAL RESULTS
------------------------------

Banyan reported fourth quarter 1998 revenues of $10.6 million, an increase of 28.7 percent from the $8.3 million in revenues during the same period the previous year. FFO increased 34 percent to $2.8 million, or $0.205 per share, from $2.0 million, or $0.15 per share in the fourth quarter last year. Net income in the recent quarter was $1.4 million, or $0.10 per share, compared with net income of $1.0 million, or $0.08 per share during the same period the previous year.

For the twelve months ending December 31, 1998, Banyan reported a 36 percent increase in revenues to $39.4 million, compared with revenues of $28.8 million during the same period the previous year. Total FFO increased 44 percent in 1998 to $10.4 million, or $0.75 per share, from FFO of $5.8 million, or $0.52 per share during 1997. Net income was $5.4 million, or $0.39 per share in 1998, compared with net income of $3.5 million or $0.32 per share the previous year.


TEN NEW ACQUISITIONS IN 1998 INCREASED PORTFOLIO BY 26 PERCENT
--------------------------------------------------------------

During 1998, Banyan acquired 10 properties for a total consideration of $59.6 million, increasing its total portfolio by 834,600 square feet, a 29 percent increase from the previous year. New acquisitions during 1998 included office and flex/industrial buildings totaling 328,100 square feet in Norcross, Georgia, in northeast suburban Atlanta; flex/industrial buildings totaling 119,300 square feet in Duluth and Suwanee, Georgia, also northeast suburbs of Atlanta, multi-tenant office properties in Orlando and Winter Park, Florida, comprising 291,300 square feet; and Tower Lane Business Park in Bensenville, Illinois, outside Chicago, comprising 95,900 square feet of flex/industrial space.

"All our acquisitions last year were made at what we think are very favorable capitalization rates, averaging 11 percent, allowing for immediate impact on earnings and FFO. Importantly, the additions made to our suburban Atlanta and Chicago property base, as well as our new entry into the Orlando market, are consistent with our strategy of serving the smaller tenants in markets with sound real estate fundamentals," Mr. Levine said. "As opportunities present themselves, we will continue to seek these same kind of value-added, accretive acquisitions in our niche markets in the office and flex/industrial sectors of economically strong mid-size cities and metropolitan suburban areas."


PORTFOLIO PERFORMANCE - RENTAL INCOME UP SIGNIFICANTLY
FOR FOURTH QUARTER AND FULL YEAR
------------------------------------------------------

Rental income from the Trust's portfolio increased 27 percent to $9.4 million during the fourth quarter, compared with $7.4 million during the same period a year ago, reflecting the addition of ten properties acquired since the end of last year's fourth quarter. For the full year 1998, rental income increased 35.8 percent to $34.5 million compared with $25.4 million the previous year. Total property operating expenses as a percent




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BANYAN STRATEGIC REALTY TRUST
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of total revenue decreased to 32.9 percent in the fourth quarter of 1998 from 34.0 percent for the same period the previous year. Total net operating income increased 30.7 percent to $7.1 million in the fourth quarter ended December 31, 1998, compared with the same period last year. For the full year 1998, net operating income increased 43.6 percent to $26.0 million, compared with $18.1 million in 1997.


BALANCE SHEET
-------------

At December 31, 1998, total assets at net book value were approximately $222.6 million. The debt total market capitalization ratio was 68 percent, based on a total market capitalization of $227.0 million on a December 31, 1998 share price of $5.625. EBITDA (earnings before interest, tax, depreciation and amortization) was $5.9 million, up 37.9 percent from the previous year's fourth quarter. For the full year, EBITDA was $21.4 million, an increase of 53.2 percent for the previous year. EBITDA coverage ratio through December 31, 1998 was 2.18. The Trust had $151.6 million of total debt outstanding as of December 31, 198.


QUARTERLY CASH DISTRIBUTION AND FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
----------------------------------------------------------------------

On January 6, Banyan declared a quarterly cash distribution of $0.12 per share for the fourth quarter ended December 31, 1998. The distribution is payable February 22, 1999 to shareholders of record as of January 22, 1999.

During 1998, the annualized distribution was $0.48 per share, in increase of 20 percent from the previous year, based on the Trust's increased levels of FFO.

Funds Available for Distribution (FAD) totaled $2.3 million for the three months ended December 31, 1998, or $0.17 per share. FAD for the year ended December 31, 1998 totalled $8.6 million, or $0.62 per share. FAD is calculated by adjusting FFO for straight-line rents, lease commissions paid and normalized reserves for capital improvements. The capital reserve is $0.075 per square foot for flex/industrial properties, $0.10 per square foot for office properties, $0.15 per square foot for retail property and $200 per residential unit.


OUTLOOK
-------

Mr. Levine added, "Even with our existing portfolio, we have targeted 1999 FFO of between $0.82 and $0.83 per share. In addition, we will maintain our focus on internal growth through favorable leasing transactions and rental increase, since the markets in which we operate exhibit strong real estate fundamentals. At the same time, we continue to seek value-added acquisitions. Our conversion to an UPREIT format during the fourth quarter gives us added flexibility in structuring capital alternatives in the future."




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BANYAN STRATEGIC REALTY TRUST
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Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida located in the Midwestern and Southeastern United States. The Trust's current portfolio consists of 32 properties totaling 3.7 million rentable square feet and 864 apartment units. As of this date, the Trust has 13,390,688 shares of beneficial interest outstanding.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, CERTAIN MATTERS DISCUSSED IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS, THE ACHIEVEMENT OF WHICH INVOLVE RISKS AND UNCERTAINTIES THAT ARE DETAILED FROM TIME TO TIME IN OUR REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 AND FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1998. THE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - RISKS FACTORS" SECTION WAS INCLUDED IN OUR FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1998 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998 THIS SECTION WILL NEXT BE UPDATED AND FILED WITH THE COMMISSION BY MARCH 30, 1999 AS PART OF OUR REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1998. WITHOUT LIMITATION, THE FOREGOING WORDS SUCH AS "ANTICIPATES", "EXPECTS", "INTENDS", "PLANS", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.



          SEE BANYAN'S WEBSITE AT http://www.banyanreit.com.

   FOR FURTHER INFORMATION REGARDING BANYAN FREE OF CHARGE VIA FAX,
                DIAL 1-800-PRO-INFO AND ENTER "BSRTS."





                      FINANCIAL TABLES TO FOLLOW




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                                        BANYAN STRATEGIC REALTY TRUST
                                           SELECTED FINANCIAL DATA
                                (Dollars in Thousands, except per share data)
                                               Three Months Ended                   Year Ended
                                            12/31/98        12/31/97        12/31/98        12/31/97
                                           ----------      ----------      ----------      ----------
Total revenue . . . . . . . . . . . .        $ 10,643        $  8,269        $ 39,416        $ 28,785
Recovery of losses on loans,
 notes and interest receivable. . . .           --                161           --                161
Operating expenses. . . . . . . . . .          (9,133)         (7,078)        (33,325)        (25,664)
                                             --------        ---------       ---------       --------
Operating income. . . . . . . . . . .           1,510           1,352           6,091           3,282
Minority interest in consolidated
  partnerships. . . . . . . . . . . .            (123)           (126)           (572)           (590)
Income of real estate ventures. . . .           --              --              --                 37
Net gain on disposition of
  investments in real estate. . . . .           --               (195)          --                881
Extraordinary item, net of
  minority interest . . . . . . . . .           --                (64)           (141)            (64)
                                             --------        ---------       ---------       --------
Net income. . . . . . . . . . . . . .        $  1,387        $    967        $  5,378        $  3,546
                                             ========        ========        ========        ========
Earnings per share of Beneficial
 Interest - Basic:
  Income before Net Gains and
    Extraordinary Item. . . . . . . .        $   0.10        $   0.09        $   0.41        $   0.24
  Net Income. . . . . . . . . . . . .        $   0.10        $   0.08        $   0.40        $   0.32
                                             ========        ========        ========        ========
Earnings per share of Beneficial
 Interest - diluted:
  Income before Net Gains and
    Extraordinary Item. . . . . . . .        $   0.10        $   0.09        $   0.40        $   0.24
  Net Income. . . . . . . . . . . . .        $   0.10        $   0.08        $   0.39        $   0.32
                                             ========        ========        ========        ========



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                                        BANYAN STRATEGIC REALTY TRUST
                                     SELECTED FINANCIAL DATA - CONTINUED
                                (Dollars in Thousands, except per share data)



                                               Three Months Ended                   Year Ended
                                            12/31/98        12/31/97        12/31/98        12/31/97
                                           ----------      ----------      ----------      ----------

FUNDS FROM OPERATIONS

Net income. . . . . . . . . . . . . .        $  1,387        $    967        $  5,378        $  3,546

PLUS:
----
Depreciation expense. . . . . . . . .           1,371             916           4,770           3,277
Depreciation included in operations
  of real estate ventures . . . . . .           --              --              --                 15
Lease commission amortization . . . .             122              68             406             208

LESS:
----
Minority interest share of
  depreciation expense. . . . . . . .             (80)            (57)           (284)           (254)
Minority interest share of
  lease commission amortization . . .             (10)             (5)            (31)            (21)
Recovery of losses on loans, notes
  and interest receivable . . . . . .           --               (161)           --              (161)
Net gain on disposition of
  investments in real estate. . . . .           --                195           --               (881)
Extraordinary item, net of
  minority interest . . . . . . . . .           --                 64             141              64
                                             --------        --------        --------        --------
Funds from operations . . . . . . . .        $  2,790        $  1,987        $ 10,380        $  5,793
                                             ========        ========        ========        ========








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                                        BANYAN STRATEGIC REALTY TRUST
                                              PORTFOLIO SUMMARY
                                                                                     Scheduled Lease
                                                                                       Expirations
                                                                              ---------------------------
                                                          Square    Occu-                           After
                                  Location                Footage   pancy %     1999   2000   2001   2001
                                  --------                -------   -------     ----   ----   ----  -----
FLEX/INDUSTRIAL
 Milwaukee Industrial Portfolio   Milwaukee, Wisconsin    235,800       81%      14%    15%     9%    43%
 Elmhurst Metro Court             Elmhurst, Illinois      140,800       69%      40%     3%    25%     1%
 Willowbrook Court                Willowbrook, Illinois    84,300      100%      57%    11%    13%    19%
 Quantum Business Centre          Louisville, Kentucky    182,300       74%      16%    21%    19%    18%
 6901 Riverport Drive             Louisville, Kentucky    322,100      100%       0%    45%     0%    55%
 Lexington Business Center        Lexington, Kentucky     308,800       44%      20%    15%     9%     0%
 Newtown Business Center          Lexington, Kentucky      87,100       95%      33%     4%    37%    21%
 Avalon Ridge Business Park       Norcross, Georgia        57,400      100%       0%     0%     0%   100%
 Metric Plaza                     Winter Park, Florida     32,000      100%       0%     0%     0%   100%
 Park Center                      Orlando, Florida         47,400       75%       6%     7%    42%    20%
 University Corporate Center      Winter Park, Florida    127,800      100%      28%    46%    11%    15%
 Tower Lane Business Park         Bensenville, Illinois    95,900       90%      34%    26%    22%     8%
 Johns Creek Office and
  Industrial Park                 Duluth and Suwanee,
                                   Georgia                119,300      100%       0%     0%    50%    50%
                                                        ---------      ----     ----   ----   ----   ----
                                  Sub-Total             1,841,000       82%      18%    20%    15%    29%
                                                        ---------      ----     ----   ----   ----   ----
OFFICE
 Colonial Penn Insurance          Tampa, Florida           79,200      100%       0%   100%     0%     0%
 Florida Power & Light            Sarasota, Florida        81,100      100%       0%     0%    11%    89%
 Woodcrest Office Park            Tallahassee, Florida    264,900       91%      14%    21%    12%    44%
 Midwest Office Center            Oakbrook Terrace,
                                  Illinois                 77,000       94%      23%    33%    14%    24%
 Phoenix Business Park            Atlanta, Georgia        110,600       94%      34%    26%    13%    21%
 Butterfield Office Plaza         Oak Brook, Illinois     200,800       93%      16%    27%    16%    34%
 Southlake Corporate Center       Morrow, Georgia          56,200       93%       0%    13%    42%    38%
 University Square
  Business Center                 Huntsville, Alabama     184,700       94%      39%    12%    24%    19%
 Technology Center                Huntsville, Alabama      48,500      100%       0%   100%     0%     0%
 Airways Plaza Office Center      Memphis, Tennessee       87,800       97%      93%     0%     4%     0%
 Peachtree Pointe Office Park     Norcross, Georgia        71,700       96%      33%    18%    13%    32%
 Avalon Center Office Park        Norcross, Georgia        53,300      100%       0%     0%     0%   100%
 Sand Lake Tech Center            Orlando, Florida         84,100       97%      23%     0%     0%    74%
 Technology Park                  Norcross, Georgia       145,700      100%      21%     9%    26%    44%
                                                        ---------      ----     ----   ----   ----   ----
                                  Sub-Total             1,545,600       95%      23%    22%    14%    36%
                                                        ---------      ----     ----   ----   ----   ----


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                                        BANYAN STRATEGIC REALTY TRUST
                                              PORTFOLIO SUMMARY

                                                                                     Scheduled Lease
                                                                                       Expirations
                                                                              ---------------------------
                                                          Square    Occu-                           After
                                  Location                Footage   pancy %     1999   2000   2001   2001
                                  --------                -------   -------     ----   ----   ----  -----

RETAIL
Northlake Tower
 Festival Shopping
 Center                           Atlanta, Georgia        321,600       99%       4%    18%     3%    74%
                                                        ---------      ----     ----   ----   ----   ----

                                  Total                 3,708,200       89%      19%    21%    14%    35%
                                                        =========      ====     ====   ====   ====   ====

RESIDENTIAL
                                                      Residential   Occu-
                                                          Units     pancy %
                                                      -----------   -------

 Country Creek                    Oklahoma City,
                                   Oklahoma                   320       90%
 Willowpark                       Lawton, Oklahoma            160       94%
 Winchester Run                   Oklahoma City,
                                   Oklahoma                   192       95%
 Woodrun Village                  Oklahoma City,
                                   Oklahoma                   192       98%
                                                            -----      ----
                                  Total                       864       94%
                                                            =====      ====

PORTFOLIO TOTAL                                                         90%
                                                                       ====


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